EXHIBIT 2

REPORT OF MANAGEMENT

To the shareholders of FirstService Corporation:

Management is responsible for the preparation and presentation of FirstService Corporation’s consolidated financial statements. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the consolidated financial statements reasonably present the Company’s financial condition and results of operations in all material respects. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. Management has included in the Company’s consolidated financial statements amounts based on estimates and judgments that it believes are most appropriate under the circumstances.

The Board of Directors of the Company has an Audit Committee that meets with financial management and the independent auditors to review accounting, auditing, internal accounting controls and financial reporting matters.

/s/ Jay S. Hennick	/s/ John B. Friedrichsen
Jay S. Hennick	John B. Friedrichsen
Chief Executive Officer	Chief Financial Officer

May 16, 2006

AUDITORS’ REPORT

To the shareholders of FirstService Corporation:

We have audited the consolidated balance sheets of FirstService Corporation as at March 31, 2006 and 2005 and the consolidated statements of earnings, shareholders’ equity and cash flows for each year in the three-year period ended March 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2006 and 2005 and the results of its operations and its cash flows for each year in the three-year period ended March 31, 2006 in accordance with generally accepted accounting principles in the United States.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Toronto, Canada
May 16, 2006 (except as to note 21, which is as of May 19, 2006)

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of US dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

For the years ended March 31	2006	2005	2004

Revenues	$1,068,134	$651,376	$441,333
Cost of revenues (exclusive of depreciation shown below)	684,280	422,784	316,259
Selling, general and administrative expenses	295,050	172,179	88,855
Depreciation	12,340	9,603	6,837
Amortization of intangibles other than brokerage backlog	3,684	2,769	1,749
Amortization of brokerage backlog	7,554	8,735	-
	65,226	35,306	27,633
Interest expense	13,128	7,192	4,139
Interest income	(1,249)	-	-
Other income, net (note 5)	(3,776)	(375)	(1,116)
Earnings before income taxes and minority interest	57,123	28,489	24,610
Income taxes (note 13)	17,208	7,014	7,184
Earnings before minority interest	39,915	21,475	17,426
Minority interest share of earnings	11,881	6,085	2,777
Net earnings from continuing operations	28,034	15,390	14,649
Net earnings from discontinued operations, net of income taxes (note 4)	41,463	7,817	4,375
Net earnings	$69,497	$23,207	$19,024
Net earnings per share (note 14)
Basic
Continuing operations	$0.93	$0.52	$0.51
Discontinued operations	1.37	0.26	0.16
	$2.30	$0.78	$0.67
Diluted
Continuing operations	$0.87	$0.49	$0.50
Discontinued operations	1.34	0.25	0.15
	$2.21	$0.74	$0.65
The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands of US dollars) - in accordance with generally accepted accounting principles in the United States

As at March 31	2006	2005
Assets
Current assets
Cash and cash equivalents	$167,938	$37,458
Accounts receivable, net of an allowance of $7,482 (2005 - $8,471)	128,276	168,927
Mortgage loans receivable	6,874	-
Income taxes recoverable	6,665	2,498
Inventories (note 6)	27,267	20,878
Prepaids and other (note 6)	12,858	12,591
Deferred income taxes (note 13)	5,531	6,418
	355,409	248,770
Other receivables (note 7)	8,311	7,077
Fixed assets (note 8)	48,733	57,241
Other assets (note 8)	26,908	6,685
Deferred income taxes (note 13)	4,381	8,992
Intangible assets (note 9)	70,775	61,423
Goodwill (note 10)	196,487	236,540
	355,595	377,958
	$711,004	$626,728
Liabilities
Current liabilities
Accounts payable	$41,790	$41,905
Accrued liabilities (note 6)	108,085	113,524
Income taxes payable	5,726	3,673
Unearned revenues	5,349	5,154
Long-term debt - current (note 11)	18,646	18,206
Deferred income taxes (note 13)	5,112	320
	184,708	182,782
Long-term debt - non-current (note 11)	230,040	201,809
Deferred income taxes (note 13)	30,041	29,802
Minority interest	28,463	26,464
	288,544	258,075
Shareholders’ equity
Capital stock (note 12)	75,687	73,542
Issued and outstanding: 28,730,094 (2005 - 28,867,094) Subordinate Voting Shares and 1,325,694 (2005 - 1,325,694) convertible Multiple Voting Shares
Contributed surplus (note 12)	2,163	805
Receivables pursuant to share purchase plan (note 12)	(1,635)	(2,148)
Retained earnings	160,392	103,011
Cumulative other comprehensive earnings	1,145	10,661
	237,752	185,871
	$711,004	$626,728
Commitments and contingencies (notes 12 and 17)

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board,

/s/ Peter F. Cohen	/s/ Jay S. Hennick
Director	Director

FIRSTSERVICE CORPORATION CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (in thousands of US dollars) - in accordance with generally accepted accounting principles in the United States

	Issued and outstanding shares (note 12)	Capital stock	Contributed surplus	Receivables pursuant to share purchase plan	Retained earnings	Cumulative other comprehensive earnings (loss)	Total shareholders’ equity

Balance, March 31, 2003	28,328,380	$60,571	$-	$(2,434)	$62,948	$2,321	$123,406
Comprehensive earnings:
Net earnings	-	-	-	-	19,024	-	19,024
Foreign currency translation adjustments	-	-	-	-	-	4,216	4,216
Comprehensive earnings							23,240
Subordinate Voting Shares:
Stock option expense	-	-	322	-	-	-	322
Stock options exercised	1,171,350	7,986	(139)	-	-	-	7,847
Cash payments on share purchase plan	-	-	-	286	-	-	286
Balance, March 31, 2004	29,499,730	68,557	183	(2,148)	81,972	6,537	155,101
Comprehensive earnings:
Net earnings	-	-	-	-	23,207	-	23,207
Foreign currency translation adjustments	-	-	-	-	-	4,124	4,124
Comprehensive earnings							27,331
Subordinate Voting Shares:
Stock option expense	-	-	622	-	-	-	622
Stock options exercised	911,130	5,515	-	-	-	-	5,515
Purchased for cancellation	(218,072)	(530)	-	-	(2,168)	-	(2,698)
Balance, March 31, 2005	30,192,788	73,542	805	(2,148)	103,011	10,661	185,871
Comprehensive earnings:
Net earnings	-	-	-	-	69,497	-	69,497
Foreign currency translation adjustments	-	-	-	-	-	(7,988)	(7,988)
Unrealized loss on available-for-sale equity securities, net of taxes		-	-	-	-	(1,528)	(1,528)
Comprehensive earnings							59,981
Subordinate Voting Shares:
Stock option expense	-	-	1,380	-	-	-	1,380
Stock options exercised	434,650	3,740	(22)	-	-	-	3,718
Purchased for cancellation	(571,650)	(1,595)	-	-	(12,116)	-	(13,711)
Cash payments on share purchase plan	-	-	-	513	-	-	513
Balance, March 31, 2006	30,055,788	$75,687	$2,163	$(1,635)	$160,392	$1,145	$237,752

The accompanying notes are an integral part of these consolidated financial statements.

FIRSTSERVICE CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of US dollars) - in accordance with generally accepted accounting principles in the United States

For the years ended March 31	2006	2005	2004
Cash provided by (used in)

Operating activities
Net earnings from continuing operations	$28,034	$15,390	$14,649
Items not affecting cash:
Depreciation and amortization	23,578	21,107	8,586
Deferred income taxes	(4,901)	473	(787)
Minority interest share of earnings	11,881	6,085	2,777
Stock option expense	1,380	622	322
Other	1,268	343	(504)

Changes in operating assets and liabilities:
Accounts receivable	(8,483)	(3,171)	13,095
Mortgage loans receivable	(6,874)	-	-
Inventories	(8,622)	(6,678)	2,030
Prepaids and other	(2,585)	2,319	(1,441)
Accounts payable	9,640	(8,337)	(5,637)
Accrued liabilities	12,612	5,387	(3,452)
Income taxes	(4,846)	(3,051)	(517)
Unearned revenues	166	1,386	605
Discontinued operations	7,101	4,566	5,925
Net cash provided by operating activities	59,349	36,441	35,651
Investing activities
Acquisitions of businesses, net of cash acquired	(14,105)	(56,830)	(15,677)
Purchases of minority shareholders’ interests	(11,998)	(2,148)	(1,098)
Purchases of fixed assets	(18,837)	(12,499)	(6,763)
Decrease (increase) in other assets	109	1,236	(38)
(Increase) decrease in other receivables	(600)	1,928	1,987
Proceeds on sale of Resolve Corporation	110,476	-	-
Discontinued operations	(8,563)	(142)	(8,990)
Net cash provided by (used in) investing activities	56,482	(68,455)	(30,579)
Financing activities
Increase in long-term debt	102,614	59,586	60,522
Repayment of long-term debt	(74,100)	(10,956)	(62,559)
Financing fees paid	(1,396)	(124)	(525)
Proceeds received on exercise of stock options	3,740	5,515	7,847
Repurchase of Subordinate Voting Shares	(13,711)	(2,698)	-
Collection of receivables pursuant to share purchase plan	513	-	286
Dividends paid to minority shareholders of subsidiaries	(1,939)	(606)	(510)
Discontinued operations	-	-	584
Net cash provided by financing activities	15,721	50,717	5,645
Effect of exchange rate changes on cash	(1,072)	3,135	(475)
Increase in cash and cash equivalents during the year	130,480	21,838	10,242
Cash and cash equivalents, beginning of year	37,458	15,620	5,378
Cash and cash equivalents, end of year	$167,938	$37,458	$15,620

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of US dollars, except per share amounts) - in accordance with generally accepted accounting principles in the United States

1.	Description of the business

FirstService Corporation (the “Company”) is a provider of property services to commercial, institutional and residential customers in the United States, Canada and several other countries. The Company’s operations are conducted through four segments: Residential Property Management, Commercial Real Estate Services, Integrated Security Services and Property Improvement Services. The Company disposed of its Business Services segment in March 2006 as disclosed in note 4.

2.	Summary of significant accounting policies

The preparation of the financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The most significant estimates are related to fair values of goodwill and intangible assets, the collectibility of accounts receivable and income taxes. Actual results could be materially different from these estimates. Significant accounting policies are summarized as follows:

Basis of consolidation
The consolidated financial statements include the accounts of the Company, its majority-owned subsidiaries and those variable interest entities where the Company is the primary beneficiary. Where the Company does not have a controlling interest but does exert significant influence, the equity method is used. Intercompany transactions and accounts are eliminated on consolidation.

Cash and cash equivalents
Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have original maturities of three months or less.

Mortgage loans receivable
The Company writes fixed-rate commercial mortgages. The mortgages are promptly sold through syndications through which the Company does not retain an interest and accordingly the mortgages are removed from the accounting records at the time of sale. Mortgages identified for sale are carried at the lower of cost or net realizable value.

Inventories
Inventories are carried at the lower of cost and net realizable value. Cost is determined by the weighted average or first-in, first-out methods. The weighted average and the first-in, first-out methods represent approximately 55% and 45% (2005 - 35% and 65%) of total inventories, respectively. Finished goods and work-in-progress include the cost of materials, direct labor and manufacturing overhead costs.

Fixed assets
Fixed assets are stated at cost less accumulated depreciation. The costs of additions and improvements are capitalized, while maintenance and repairs are expensed as incurred. Fixed assets are depreciated over their estimated useful lives as follows:

Buildings	20 to 40 years straight-line
Vehicles	3 to 5 years straight-line
Furniture and equipment	3 to 10 years straight-line
Computer equipment and software	3 to 5 years straight-line
Leasehold improvements	term of the leases to a maximum of 10 years

Investment in Securities
The Company classifies securities as a component of other assets. Investments in available-for-sale marketable equity securities are carried at fair value with net unrealized gains and losses included in other comprehensive income on an after-tax basis. Investments in other equity securities are accounted for using the equity method or cost method, as applicable, and are subject to impairment testing. Income from equity method securities is recorded in other income.

Financial instruments and derivatives
The Company may use interest rate swaps to hedge a portion of its interest rate exposure on long term debt. The Company enters into interest rate swaps on its mortgage loan receivables, which effectively convert the fixed rate mortgages to floating rate. Hedge accounting has been applied and the swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in earnings. The carrying value of the hedged item is adjusted for changes in fair value attributable to the hedged interest rate risk; the associated gain or loss is recognized currently in earnings. If swaps are terminated, the resulting gain or loss is deferred and recognized over the remaining life of the underlying item.

Financing fees
Financing fees related to the revolving credit facility are amortized to interest expense on a straight-line basis over the term of the associated debt. Financing fees related to the Senior Notes are amortized to interest expense using the effective interest method.

Goodwill and intangible assets
Goodwill represents the excess of purchase price over the fair value of identifiable assets acquired in a business combination and is not subject to amortization.

Intangible assets are recorded at cost and are amortized over their estimated useful lives as follows:

Brokerage backlog	as underlying brokerage transactions are completed
Management contracts and other	straight-line over life of contract ranging from 2 to 15 years
Customer lists and relationships	straight-line over 1 to 25 years
Trademarks and trade names:
Indefinite life	not amortized
Amortized	straight-line over 25 to 35 years
Franchise rights	by pattern of use, currently estimated at 2.5% to 15% per year

The Company reviews the carrying value of finite life intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable from the estimated future cash flows expected to result from their use and eventual disposition. If the sum of the expected future cash flows is less than the carrying amount of the asset, an impairment loss is recognized. Measurement of the impairment loss is based on the excess of the carrying amount of the asset over the fair value calculated using discounted expected future cash flows.

Goodwill and indefinite life intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired, in which case the carrying amount of the asset is written down to fair value. Impairment of goodwill is tested at the reporting unit level by comparing the reporting unit’s carrying amount, including goodwill, to the fair value of the reporting unit. The fair values of the reporting units are estimated using a discounted cash flow approach. If the carrying amount of the reporting unit exceeds its fair value, then a second step is performed to measure the amount of impairment loss, if any.

Revenue recognition and unearned revenue
(a)	Real estate brokerage operations
Revenues from brokerage transactions are recognized when the related transaction is completed, normally the earlier of the closing date or occupancy, unless future contingencies exist. If contingencies exist, revenue recognition is deferred until the contingencies are satisfied.

(b)	Service operations other than real estate brokerage
Revenues are recognized at the time the service is rendered or the product is shipped. Revenues from security systems installations or similar contracts in process are recognized on the percentage of completion method, generally in the ratio of actual costs to total estimated contract costs, unless the Company cannot reasonably estimate its gross margins in which case the completed contract method is used. Amounts received from customers in advance of services being provided are recorded as unearned revenue when received.

(c)	Franchise operations
The Company operates several franchise systems within its Property Improvement Services segment. Initial franchise fees are recognized when all material services or conditions related to the sale of the franchise have been performed. Royalty revenues are recognized based on a percentage of franchisee revenues, as reported by the franchisees. Revenues from administrative and other support services, as applicable, are recognized as the services are provided.

Foreign currency translation
Assets, liabilities and operations of foreign subsidiaries are recorded based on the functional currency of each entity. For certain self-sustaining foreign operations, the functional currency is the local currency, in which case the assets, liabilities and operations are translated, for consolidation purposes, at current exchange rates from the local currency to the reporting currency, the US dollar. The resulting unrealized gains or losses are reported as a component of cumulative other comprehensive earnings.

Prior to April 1, 2005, the functional currency of the corporate head office operations, which are located in Canada, was the Canadian dollar. Due to an increase in US dollar cash flows from recent acquisitions, the completion of a US$100,000 Senior Notes financing on April 1, 2005, and a greater proportion of the Company’s expenditures being in US dollars, it has been determined that as of April 1, 2005 the US dollar is the functional currency of the corporate head office operations. As a result, subsequent to April 1, 2005, realized and unrealized foreign currency gains or losses related to any Canadian dollar denominated monetary assets and liabilities in these operations are included in net earnings.

Income taxes
Income taxes have been provided using the asset and liability method whereby deferred tax assets and liabilities are recognized for the expected future income tax consequences of events that have been recognized in the financial statements or income tax returns. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in earnings in the period in which the change occurs. A valuation allowance is recorded when it is more likely than not that realization of a deferred income tax asset will not occur.

Income taxes are not provided on the unremitted earnings of US and foreign subsidiaries because it has been the practice and is the intention of the Company to reinvest these earnings indefinitely in these subsidiaries.

Stock-based compensation
Effective April 1, 2003, the Company began accounting for stock options as compensation expense in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS 123”). SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS 123 (“SFAS 148”) provided alternative methods of transitioning to the fair value based method of accounting for employee stock options as compensation expense. The Company used the “prospective method” of SFAS 148 and expensed the fair value of new option grants awarded subsequent to March 31, 2003. Compensation expense was allocated to reporting periods using the graded attribution approach. Forfeitures of stock options are treated as a reduction of expense in the period of forfeiture.

Prior to April 1, 2003, the Company applied Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”), and related interpretations in accounting for its stock option plans. No compensation expense was recognized when shares or stock options were issued to employees. However, the Company disclosed pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS 123.

3.	Acquisitions

2006 acquisitions:
During the year ended March 31, 2006, the Company completed six individually insignificant acquisitions in the Commercial Real Estate Services, Property Improvement Services and Residential Property Management segments. The Company also acquired minority interests from shareholders in the Commercial Real Estate Services, Residential Property Management and Integrated Security Services segments.

Certain of the purchase price allocations for the 2006 acquisitions are preliminary pending finalization of analyses of intangible assets acquired. Details of the 2006 acquisitions are as follows:

	2006
	Acquisitions	Purchases of minority shareholders’ interests

Current assets	$5,915	$-
Long-term assets	2,257	-
Current liabilities	(11,931)	-
Long-term liabilities	(5,899)	(2,254)

Minority interest	(840)	2,679

	(10,498)	425
Note consideration	$3,050	$-
Cash consideration	$11,346	$11,998

Acquired intangible assets	14,854	6,213
Acquired goodwill	10,040	5,360

The purchase prices of acquisitions resulted in the recognition of goodwill. The primary factors contributing to goodwill are assembled workforces, synergies with existing operations and future growth prospects.

2005 acquisitions:
The Company completed the acquisition of 71.8% of the shares of CMN International Inc. (“CMN”) on November 30, 2004 (the Company’s ownership subsequently increased to 83.1% on October 1, 2005 as a result of a purchase of minority interests). CMN is a member of the Colliers International commercial real estate services network, with operations in the United States, Canada, Australia and twenty-one other countries. CMN is headquartered in Vancouver, Canada.

The Company completed other business acquisitions in Residential Property Management and Property Improvement Services. The Company also purchased minority interests from shareholders in Property Improvement Services.

Details of the 2005 acquisitions are as follows:

	2005
	CMN	Aggregate other acquisitions	Purchases of minority shareholders’ interests
Current assets	$57,150	$1,281	$-
Long-term assets	16,807	1,747	-
Current liabilities	(83,644)	(2,351)	-
Long-term liabilities	(15,167)	(2,604)	-

Minority interest	(3,720)	(89)	272

	(28,574)	(2,016)	272
Note consideration	$-	$405	$-
Cash consideration	$39,833	$10,512	$2,148

Acquired intangible assets	29,402	6,289	-
Acquired goodwill	39,005	6,644	1,876

Contingent consideration at date of acquisition	$-	$3,759	$-

2004 acquisitions:
The Company completed several small acquisitions during 2004 in Property Improvement Services, Residential Property Management and Integrated Security Services.

The Company purchased minority interests from shareholders in the Business Services segment during 2004.

Details of the 2004 acquisitions are as follows:
	2004
	Acquisitions	Purchases of minority shareholders’ interests

Current assets	$2,587	$-
Long-term assets	700	-
Current liabilities	(2,136)	-
Long-term liabilities	(3,238)	-

Minority interest	(223)	674

	(2,310)	674
Cash consideration	$13,722	$1,098

Acquired intangible assets	8,011	-
Acquired goodwill	8,021	424

Contingent consideration at date of acquisition	$6,002	$-

Certain vendors, at the time of acquisition, are entitled to receive contingent consideration if the acquired businesses achieve specified earnings levels during the two- to five-year periods following the dates of acquisition. Such contingent consideration is issued at the expiration of the contingency period. As at March 31, 2006, there was contingent consideration outstanding of up to $8,600 ($14,200 as at March 31, 2005). The contingencies will expire during the period extending to January 2009. The contingent consideration will be recorded when the contingencies are resolved and the consideration is issued or becomes issuable, at which time the Company will record the fair value of the consideration issued or issuable, including interest, if any, as additional costs of the acquired businesses. Contingent consideration issued or issuable during the year ended March 31, 2006 was $2,759 net of deferred income tax of $90 (2005 - $7,392, net of deferred income tax of $172).

The acquisitions referred to above were accounted for by the purchase method of accounting for business combinations. Accordingly, the accompanying consolidated statements of earnings do not include any revenues or expenses related to these acquisitions prior to their respective closing dates. The cash portions of the consideration for the acquisitions were financed through available cash and borrowings from the Company’s revolving credit facility. The goodwill acquired during 2006 is not deductible for income tax purposes.

The Company recognized liabilities for exiting activities of the acquired businesses and involuntary employee terminations. If the ultimate amount expended is less than the amount recorded as a liability, the excess is applied to reduce the cost of the acquired entity. If the ultimate amount expended is greater than the amount accrued, then the difference is expensed.

Accrual as at March 31, 2005	$3,128
Less: cash or other payments	(2,000)
Less: amount related to disposed operation	(1,128)
Accrual as at March 31, 2006	$-

Following are the Company’s unaudited consolidated pro forma results assuming the CMN acquisition occurred on the first day of 2005, the year of acquisition. The year immediately prior to the year of acquisition also includes the pro forma results of the CMN acquisition.

(unaudited)	2005	2004

Pro forma revenues	$848,043	$766,333
Pro forma net earnings from continuing operations	16,551	13,359

Pro forma net earnings per share from continuing operations
Basic	$0.56	$0.47
Diluted	0.52	0.46

These unaudited consolidated pro forma results have been prepared for comparative purposes only and do not purport to be indicative of results of operations that would have actually resulted had the combinations been in effect at the beginning of each year or of future results of operations.

4.	Dispositions

On March 17, 2006, the Company sold its 88.3% interest in Resolve Corporation (“Resolve”), its Business Services segment, to a subsidiary of Resolve Business Outsourcing Income Fund (“RBO Fund”) upon the initial public offering of RBO Fund. The Company received aggregate consideration of $137,393, comprised of $116,972 in the form of cash ($110,476 net of cash sold) and $20,421 in the form of equity securities of a subsidiary of RBO Fund which are exchangeable for publicly traded units of RBO Fund. These securities have been classified as available-for-sale (note 8). The pre-tax gain on the disposal was $44,082, before current income taxes of $4,693 and deferred income taxes of $3,570, resulting in a net gain of $35,819. The net gain on disposal includes the realization of $5,487 related to cumulative foreign currency translation on Canadian dollars. The net gain also reflects amounts set aside regarding a working capital adjustment and an indemnity granted by the Company in connection with the sale (note 6).

During the year ended March 31, 2005, the Company sold three businesses. Two of the disposed businesses were previously included in the Property Improvement Services segment and one was previously included in the Residential Property Management segment. The aggregate proceeds on the dispositions were $15,555 comprised of cash of $5,389, notes receivable of $4,644, and assumption of liabilities by the purchasers of $5,522. The pre-tax gain on disposal was $2,695, before income taxes of $1,495, resulting in a net gain of $1,200. The net gain on disposal includes a gain of $1,578 related to cumulative foreign currency translation on Canadian dollars.

For the years ended March 31, 2006, 2005 and 2004, the operating results of the disposed operations before the dates of disposal are reported as discontinued operations. The operating results and balance sheets for the discontinued operations are as follows:

Operating results for years ended March 31	2006	2005	2004

Revenues	$160,204	$174,078	$168,461
Operating earnings from discontinued operations before income taxes	7,429	10,452	6,392
Provision for income taxes	1,785	3,835	2,017
Net operating earnings from discontinued operations	5,644	6,617	4,375
Net gain on disposal	35,819	1,200	-
Net earnings from discontinued operations	41,463	7,817	4,375

Net earnings per share from discontinued operations
Basic	1.37	0.26	0.16
Diluted	1.34	0.25	0.15

Balance sheets as at March 31	2006	2005

Current assets	$-	$93,565
Non-current assets	-	79,118
Total assets	-	172,683
Current liabilities	-	45,507
Non-current liabilities	-	70,837
Total liabilities	-	116,344

5.	Other income

	2006	2005	2004

Gain (loss) on sale of equity securities	$2,211	$(62)	$-
Earnings from equity investments	1,329	125	-
Gain on foreign exchange contracts	121	200	219
Dilution gains on sales of shares of subsidiaries	115	112	1,137
Disposal of security officer assets of Chicago Integrated Security Services branch	-	-	(240)
	$3,776	$375	$1,116

6.	Components of working capital accounts

Inventories	2006	2005
Work-in-progress	$14,459	$9,245
Finished goods	11,014	7,831
Supplies and other	1,794	3,802
	$27,267	$20,878
Prepaids and other
Insurance	$4,608	$4,518
Rent	2,112	-
Security deposits	1,721	1,554
Transportation	-	864
Other	4,417	5,655
	$12,858	$12,591
Accrued liabilities
Accrued payroll, commission and benefits	$71,155	$66,281
Accrued interest	4,447	2,528
Liabilities recognized in connection with Resolve disposal (note 4)	3,387	-
Customer advances	2,363	15,667
Liabilities recognized in connection with business acquisitions (note 3)	-	3,128
Deferred lease inducements	1,868	1,572
Other	24,865	24,348
	$108,085	$113,524

7.	Other receivables

	2006	2005
Interest-bearing notes due from purchasers of disposed subsidiaries	$4,676	$4,611
Interest-bearing loans due from minority shareholders of subsidiaries	1,384	1,894
Franchisee and customer receivables, certain of which are interest bearing	2,251	572
	$8,311	$7,077

8.	Fixed assets and other assets

		Accumulated
2006		depreciation /	Net
	Cost	amortization	2006
Fixed assets
Land	$1,915	$-	$1,915
Buildings	6,886	1,781	5,105
Vehicles	17,519	10,004	7,515
Furniture and equipment	27,477	16,574	10,903
Computer equipment and software	29,836	15,911	13,925
Leasehold improvements	13,268	3,898	9,370
	$96,901	$48,168	$48,733
Other assets
Available-for-sale equity securities	$18,845	$-	$18,845
Equity investments	4,965	-	4,965
Financing fees	3,237	1,094	2,143
Other	955	-	955
	$28,002	$1,094	$26,908

		Accumulated
2005		depreciation /	Net
	Cost	amortization	2005
Fixed assets
Land	$2,303	$-	$2,303
Buildings	8,855	1,813	7,042
Vehicles	15,277	8,794	6,483
Furniture and equipment	57,795	38,869	18,926
Computer equipment and software	36,937	22,943	13,994
Leasehold improvements	15,892	7,399	8,493
	$137,059	$79,818	$57,241
Other assets
Equity investments	$4,652	$-	$4,652
Financing fees	4,115	2,365	1,750
Other	283	-	283
	$9,050	$2,365	$6,685

Included in fixed assets are vehicles and computer equipment under capital lease at a cost of $7,874 (2005 - $8,737) and net book value of $5,021 (2005 - $4,751).

9.	Intangible assets

2006	Gross carrying amount	Accumulated amortization	Net 2006

Customer lists and relationships	$25,663	$3,758	$21,905
Franchise rights	23,685	4,068	19,617
Trademarks and trade names:
Indefinite life	15,446	-	15,446
Amortized	12,517	2,181	10,336
Management contracts and other	5,618	2,354	3,264
Brokerage backlog	15,829	15,622	207
	$98,758	$27,983	$70,775

2005	Gross carrying amount	Accumulated amortization	Net 2005

Customer lists and relationships	$ 20,868	$ 3,094	$ 17,774
Franchise rights	20,940	3,183	17,757
Trademarks and trade names:
Indefinite life	11,165	-	11,165
Amortized	12,517	1,748	10,769
Management contracts and other	3,357	1,290	2,067
Brokerage backlog	10,626	8,735	1,891
	$79,473	$18,050	$61,423

During the year ended March 31, 2006, the Company acquired the following intangible assets:
	Amount	Estimated weighted average amortization period in years

Customer lists and relationships	$7,561	9.8
Trademarks and trade names	4,281	Indefinite
Brokerage backlog	5,203	0.5
Franchise rights	2,744	29.5
Management contracts and other	2,073	1.0
	$21,862	-

The following is the estimated annual amortization expense for each of the next five years ending March 31:

2007	$5,795
2008	4,182
2009	4,119
2010	4,045
2011	3,765

10.	Goodwill

	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Business Services	Consolidated

Balance, March 31, 2004	$63,469	$-	$27,638	$38,458	$56,014	$185,579
Goodwill resulting from adjustments to purchase price allocations	831	-	25	389	(707)	538
Goodwill resulting from contingent acquisition payments	1,628	-	1,966	3,798	-	7,392
Goodwill resulting from purchases of minority shareholders’ interests	-	-	-	1,876	-	1,876
Goodwill acquired during year	5,727	39,005	-	917	-	45,649
Goodwill disposed during year	(1,989)	-	-	(4,435)	-	(6,424)
Foreign exchange	-	(43)	57	-	1,916	1,930
Balance, March 31, 2005	69,666	38,962	29,686	41,003	57,223	236,540
Goodwill resulting from adjustments to purchase price allocations	(190)	78	-	(315)	-	(427)
Goodwill resulting from contingent acquisition payments	1,035	-	-	1,575	-	2,610
Goodwill resulting from purchases of minority shareholders’ interests	681	4,084	373	222	-	5,360
Goodwill acquired during year	105	8,983	-	952	-	10,040
Goodwill disposed during year	-	(364)	-	(192)	(58,044)	(58,600)
Foreign exchange	-	124	19	-	821	964
Balance, March 31, 2006	$71,297	$51,867	$30,078	$43,245	$-	$196,487

11.	Long-term debt

	2006	2005

Revolving credit facility	$-	$59,374
8.06% Senior Notes	85,714	100,000
6.40% Senior Notes	50,000	50,000
5.44% Senior Notes	100,000	-
Adjustment to Senior Notes resulting from interest rate swaps (note 16)	-	283
Capital leases bearing interest ranging from 5% to 10%, maturing at various dates through 2010	5,324	3,948
Other long-term debt bearing interest at 4% to 10%, maturing at various dates through 2010	7,648	6,410
	248,686	220,015
Less: current portion	18,646	18,206
	$230,040	$201,809

The revolving credit facility was unused as at March 31, 2006. As at March 31, 2005, US$34,325 and C$30,300 (US$25,049) was drawn on the revolving credit facility.

On April 1, 2005, the Company entered into an amended and restated credit agreement with a syndicate of banks to provide a $110,000 committed senior revolving credit facility with a three year term to replace the existing $90,000 facility. The amended revolving credit facility bears interest at 1.00% to 2.25% over floating reference rates, depending on certain leverage ratios. The covenants remained substantially unchanged relative to the prior revolving credit facility agreement. On the same date, the Company completed a private placement of $100,000 of 5.44% fixed rate Senior Notes (the “5.44% Notes”). The 5.44% Notes have a final maturity of April 1, 2015 with five equal annual principal repayments beginning on April 1, 2011. The proceeds of the private placement were used to repay outstanding balances on the revolving credit facility. The revolving credit facility requires a commitment fee of 0.25% to 0.50% of the unused portion, depending on certain leverage ratios.

The Company has outstanding US$85,714 of 8.06% fixed-rate Senior Notes (the “8.06% Notes”). The 8.06% Notes have a final maturity of June 29, 2011, with seven equal annual principal repayments which began on June 29, 2005. The Company also has outstanding $50,000 of 6.40% fixed-rate Senior Notes (the “6.40% Notes”). The 6.40% Notes have a final maturity of September 30, 2015 with four equal annual principal repayments commencing on September 30, 2012.

The Company has indemnified the holders of the 8.06% Notes, 6.40% Notes and 5.44% Notes (collectively, the “Notes”) from all withholding taxes that are or may become applicable to any payments made by the Company on the Notes. The Company believes this exposure is not material as of March 31, 2006.

The revolving credit facility and the Notes rank equally in terms of seniority. The Company has granted these lenders collateral including the following: an interest in all of the assets of the Company including the shares of the Company’s subsidiaries; an assignment of material contracts; and an assignment of the Company’s “call rights” with respect to shares of the subsidiaries held by minority interests (note 17(b)).

The covenants and other limitations within the revolving credit facility and the Notes agreements are substantially the same. The covenants require the Company to maintain certain ratios including leverage, fixed charge coverage, interest coverage and net worth. The Company is prohibited from undertaking certain mergers, acquisitions and dispositions without prior approval.

The estimated aggregate amount of principal repayments on long-term debt required in each of the next five fiscal years and thereafter to meet the retirement provisions are as follows:

2007	$18,646
2008	19,234
2009	15,953
2010	15,441
2011	14,975
Thereafter	164,437

12.	Capital stock

The authorized capital stock of the Company is as follows:

An unlimited number of preference shares, issuable in series;
An unlimited number of Subordinate Voting Shares having one vote per share; and
An unlimited number of Multiple Voting Shares having 20 votes per share, convertible at any time into Subordinate Voting Shares at a rate of one Subordinate Voting Share for each Multiple Voting Share outstanding.

The following table provides a summary of total capital stock:

	Subordinate Voting Shares		Multiple Voting Shares		Total	Total
	Number	Amount	Number	Amount	Number	amount

Balance, March 31, 2004	28,174,036	$68,184	1,325,694	$373	29,499,730	$68,557
Balance, March 31, 2005	28,867,094	73,169	1,325,694	373	30,192,788	73,542
Balance, March 31, 2006	28,730,094	75,314	1,325,694	373	30,055,788	75,687

On December 15, 2004, the Company completed a 2 for 1 stock split effected in the form of a stock dividend. All stock balances for all periods presented have been retroactively adjusted to reflect the stock split. During the year ended March 31, 2006, the Company repurchased 571,650 (2005 - 218,072 and 2004 - nil) Subordinate Voting Shares under a Normal Course Issuer Bid filed with the Toronto Stock Exchange, which allowed the Company to repurchase up to 5% of its outstanding shares on the open market during a twelve-month period.

The Company’s contributed surplus account relates to stock option accounting under SFAS 123. Contributed surplus is credited at the time stock option compensation is recorded. As stock options are exercised, contributed surplus is reduced and capital stock is credited.

The Company has $1,635 (C$2,309) (2005 - $2,148 (C$3,034)) of interest bearing loans receivable related to the purchase of 440,000 Subordinate Voting Shares (2005 - 730,000 shares). The loans, which are collateralized by the shares issued, have a ten-year term from the grant date; however, they are open for repayment at any time. The maturities of these loans are as follows, for the years ending March 31.

2007	$403
2008	467
2009	765
$1,635

Pursuant to an agreement approved in February 2004, the Company agreed that it will make a payment to its Chief Executive Officer (“CEO”) upon the arm’s length sale of control of the Company or upon a distribution of the Company’s assets to shareholders.

The payment amount will be determined with reference to the price per Subordinate Voting Share received by shareholders upon an arm’s length sale or upon a distribution of assets. The right to receive the payment may be transferred among members of the CEO’s family, their holding companies and trusts.

The Company has a stock option plan for certain officers and key full-time employees of the Company and its subsidiaries, other than its CEO. Options are granted at the market price for the underlying shares on the date of grant. Each option vests over a four-year term and expires five years from the date granted and allows for the purchase of one Subordinate Voting Share. At March 31, 2006, there were 1,716,350 options outstanding to 34 individuals at prices ranging from $6.15 to $23.76 per share, expiring on various dates through March 2011. As at March 31, 2006, there were no options available for future grants.

The number of Subordinate Voting Shares issuable under options and the average option prices per share are as follows:

	Shares issuable under options			Weighted average price per share
	2006	2005	2004	2006	2005	2004
Shares issuable under options - Beginning of year	1,844,000	2,288,630	3,565,980	$10.83	$8.01	$7.98
Granted	328,000	496,500	266,000	19.96	13.63	8.00
Exercised for cash	(434,650)	(911,130)	(1,171,350)	8.60	6.42	6.27
Expired or forfeited	(21,000)	(30,000)	(372,000)	9.38	10.43	11.83

Shares issuable under options - End of year	1,716,350	1,844,000	2,288,630	$13.74	$10.83	$8.01
Options exercisable - End of year	885,075	915,500	1,335,866

The options outstanding as at March 31, 2006 to purchase Subordinate Voting Shares are as follows:

	Options outstanding				Options exercisable
Range of exercise prices	Number Outstanding	Weighted average remaining contractual life (years	)	Weighted average exercise price	Number exercisable	Weighted average exercise price

$6.15 - $10.70	495,300	1.99		$8.43	317,500	$8.63
$11.02 - $13.43	616,800	1.80		12.33	465,150	12.62
$17.29 - $23.76	604,250	4.38		20.48	102,425	19.49
	1,716,350	2.86		$13.74	885,075	$12.43

Prior to April 1, 2003, the Company had accounted for stock options under the intrinsic value method under APB 25. Had compensation expense for stock options been determined under the fair value method under SFAS 123 for all periods, pro forma reported net earnings and earnings per share would reflect the following:

	2006	2005	2004

Net earnings as reported	$69,497	$23,207	$19,024
Deduct: Stock-based compensation expense determined under fair value method, net of income taxes	(738)	(1,826)	(2,158)
Pro forma net earnings	$68,759	$21,381	$16,866

Pro forma net earnings per share:
Basic	$2.28	$0.72	$0.59
Diluted	2.18	0.68	0.58

Reported net earnings per share:
Basic	$2.30	$0.78	$0.67
Diluted	2.21	0.74	0.65

Assumptions:
Risk-free interest rate	4.7%	3.2%	3.0%
Expected life in years	4.4	4.4	4.4
Volatility	30%	30%	30%
Dividend yield	0.0%	0.0%	0.0%

The weighted average fair values of options granted in 2006, 2005 and 2004 were $7.65, $4.85, and $2.66 per share, respectively.

The Company has stock option plans at several of its subsidiaries. The impact of potential dilution from these plans is reflected in the Company’s diluted earnings per share (note 14).

13.	Income taxes

Income taxes differ from the amounts that would be obtained by applying the statutory rate to the respective years’ earnings before taxes. These differences result from the following items:

	2006	2005	2004
Income tax expense using combined statutory rate of approximately 36% (2005 - 40%; 2004 - 40%)	$20,632	$11,394	$9,844
Non-deductible expenses	137	1,217	1,181
Reduction in tax liability of prior years	-	(1,133)	-
Foreign tax rate reduction	(3,561)	(4,464)	(3,841)
Provision for income taxes as reported	$17,208	$7,014	$7,184

Earnings before income taxes and minority interest by tax jurisdiction comprise the following:

	2006	2005	2004

Canada	$5,238	$(4,966)	$420
United States	39,742	30,627	24,190
Foreign	12,143	2,828	-
Total	$57,123	$28,489	$24,610

The provision for income taxes comprises the following:

	2006	2005	2004

Current
Canada	$2,370	$4,553	$1,486
United States	14,792	8,479	6,043
Foreign	4,482	834	-
	21,644	13,866	7,529
Deferred
Canada	(1,778)	(2,890)	165
United States	(2,378)	(3,962)	(510)
Foreign	(280)	-	-
	(4,436)	(6,852)	(345)
Total	$17,208	$7,014	$7,184

The significant components of deferred income taxes are as follows:

	2006	2005
Deferred income tax assets
Expenses not currently deductible	$4,374	$4,282
Provision for doubtful accounts	831	2,136
Inventory and other reserves	326	-
Loss carry-forwards	4,381	8,992
	9,912	15,410
Deferred income tax liabilities
Depreciation and amortization	29,822	29,695
Investments	3,953	-
Prepaid and other expenses deducted for tax purposes	666	320
Unrealized foreign exchange gains	493	-
Financing fees	219	107
	35,153	30,122
Net deferred income tax liability	$25,241	$14,712

As at March 31, 2006, the Company had Canadian net operating loss carry-forward balances of approximately $12,130. These amounts are available to reduce future federal and provincial income taxes. Net operating loss carry-forward balances attributable to Canada expire over the next ten years. Foreign net operating loss carry-forward balances of approximately $25,906, offset by a valuation allowance of the same amount, were acquired with the CMN acquisition. The benefit of the foreign balances would be recorded as a reduction of goodwill if realized.

Cumulative unremitted earnings of US and foreign subsidiaries approximated $81,863 as at March 31, 2006 (2005 - $62,820).

14.	Earnings per share

The following table reconciles the numerators used to calculate diluted earnings per share:

	2006	2005	2004

Net earnings from continuing operations	$28,034	$15,390	$14,649
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(1,253)	(569)	-
Net earnings from continuing operations for diluted earnings per share calculation purposes	$26,781	$14,821	$14,649

Net earnings	$69,497	$23,207	$19,024
Dilution of net earnings resulting from assumed exercise of stock options in subsidiaries	(1,253)	(569)	-
Net earnings for diluted earnings per share calculation purposes	$68,244	$22,638	$19,024

The following table reconciles the denominators used to calculate earnings per share:

	2006	2005	2004

Shares issued and outstanding at beginning of year	30,192,788	29,499,730	28,328,380
Weighted average number of shares:
Issued during the year	137,943	381,309	241,324
Repurchased during the year	(160,040)	(103,665)	-

Weighted average number of shares used in computing basic earnings per share	30,170,691	29,777,374	28,569,704
Assumed exercise of stock options, net of shares assumed acquired under the Treasury Stock Method	725,286	689,597	621,952
Number of shares used in computing diluted earnings per share	30,895,977	30,466,971	29,191,656

15.	Other supplemental information

	2006	2005	2004
Products and services segmentation
Revenues
Products	$153,861	$142,371	$108,983
Services	914,273	509,005	332,350
Total	1,068,134	651,376	441,333

Cost of revenues
Products	$94,621	$86,215	$67,721
Services	589,659	336,569	248,537
Total	684,280	422,784	316,258

Franchised operations
Revenues	$88,531	$79,541	$64,947
Operating earnings	16,728	15,574	11,369
Initial franchise fee revenues	3,482	3,459	4,467

Cash payments made during the year
Income taxes	$25,179	$16,854	$13,388
Interest	12,481	11,073	5,156
Non-cash financing activities
Increases in capital lease obligations	$3,284	$1,986	$1,352

Other expenses
Rent expense	$26,762	$14,104	$7,173

16.	Financial instruments

Concentration of credit risk
The Company is subject to credit risk with respect to its cash and cash equivalents, accounts receivable, other receivables and interest rate swaps. Concentrations of credit risk with respect to the receivables are limited due to the large number of entities comprising the Company’s customer base and their dispersion across many different service lines in several countries. The counterparties to the interest rate swaps are investment-grade financial institutions that the Company anticipates will satisfy their obligations under the contracts.

Interest rate risk
The Company maintains an interest rate risk management strategy that uses interest rate swaps from time to time to lower the long-term cost of borrowed funds and to manage yields on mortgage loans receivable. The Company’s specific goals are to (i) manage interest rate sensitivity by modifying the characteristics of its debt and mortgage loans receivable and (ii) lower the long-term cost of its borrowed funds. Fluctuations in interest rates create an unrealized appreciation or depreciation in the market value of the Company’s fixed-rate debt and fixed-rate mortgage loans receivable when that fair value is compared with the carrying amount. The effect of this unrealized appreciation or depreciation in market value, however, will generally be offset by any gain or loss on any interest rate swaps that are linked to the debt or mortgage loans receivable.

As at March 31, 2006, the Company had no interest rate swap agreements related to the Notes. In May 2005, the Company settled the swap on $20,000 of principal on the 6.40% Notes for a net loss of $48. In December 2005, the Company settled swaps on $85,714 of principal on the 8.06% Notes for a net gain of $120. As at March 31, 2005, the fair values of the swaps related to the Notes represented a gain of $283.

As at March 31, 2006, the Company had interest rate swaps to convert $6,874 of fixed-rate mortgage loans receivable to floating rates. As at March 31, 2006, the fair value of these swaps was $57 (2005 - nil).

The above interest rate swaps are accounted for as fair value hedges in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Swaps are carried at fair value on the consolidated balance sheets, with gains or losses recognized in earnings. The carrying value of the hedged asset or liability is adjusted for changes in the fair value of the swaps; associated gains or losses are recognized currently in earnings. The fair values of swaps are determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date.

Fair values of financial instruments
The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to the short maturity of these instruments, unless otherwise indicated. The following are estimates of the fair values for other financial instruments:

	2006		2005
	Carrying amount	Fair value	Carrying amount	Fair value
Mortgage loans receivable	$6,874	$6,874	$-	$-
Other receivables	8,311	8,311	7,077	7,067
Long-term debt	248,686	267,166	219,732	236,491
Interest rate swaps	57	57	283	283
Foreign exchange contracts	-	-	200	200

17.	Commitments and contingencies

(a)	Lease commitments
Minimum operating lease payments are as follows:

Year ending March 31
2007	$24,721
2008	21,449
2009	16,852
2010	13,286
2011	11,444
Thereafter	24,017

(b)	Minority shareholder agreements
The Company has shareholder agreements with the minority owners of its subsidiaries. These agreements allow the Company to “call” the minority position at fair value determined with the use of a formula price, which is usually equal to a multiple of average net earnings before extraordinary items, minority interest share of earnings, income taxes, interest, depreciation, and amortization for a defined period. The minority owners may also “put” their interest to the Company at the same price subject to certain limitations. The purchase price may, at the option of the Company, be paid primarily in Subordinate Voting Shares. Acquisitions of these minority interests, if any, would be accounted for using the purchase method. The total obligation if all call or put options were exercised as at March 31, 2006 was approximately $79,000 (2005 - $70,000).

(c)	Contingencies
In the normal course of operations, the Company is subject to routine claims and litigation incidental to its business. Litigation currently pending or threatened against the Company includes disputes with former employees and commercial liability claims related to services provided by the Company. The Company believes resolution of such proceedings, combined with amounts set aside, will not have a material impact on the Company’s financial condition or the results of operations.

18.	Related party transactions

During the year, the Company paid $775 (2005 - $746; 2004 - $514) in rent to entities controlled by minority shareholders of subsidiaries. The transactions were completed at market rates.

19.	Segmented information

Operating segments
The Company has four reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment’s performance based on operating earnings or operating earnings before depreciation and amortization. Residential Property Management provides property management, maintenance, landscaping and other services to residential community associations in the United States. Commercial Real Estate Services provides brokerage and advisory services to clients in North America, Australia and several other countries. Integrated Security Services provides security systems installation, maintenance, monitoring and security officers to primarily commercial customers in Canada and the United States. Property Improvement Services provides franchised and Company-owned property services to customers in the United States and Canada. Corporate includes the costs of operating the Company’s corporate head office.

Included in total assets of the Commercial Real Estate Services segment is $4,608 (2005 - $3,797 and 2004 - nil) of investments in subsidiaries accounted for under the equity method.
2006	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Corporate	Consolidated

Revenues	$346,133	$438,434	$149,063	$134,136	$368	$1,068,134
Depreciation and amortization	5,618	11,388	2,655	3,749	168	23,578
Operating earnings	25,767	25,079	5,005	22,016	(12,641)	65,226
Other income, net						3,776
Interest expense, net						(11,879)
Income taxes						(17,208)
Minority interest						(11,881)
Net earnings from continuing operations						28,034
Net earnings from discontinued operations						41,463
Net earnings						$69,497
Total assets	$150,641	$211,321	$85,479	$114,188	$149,375	$711,004
Total additions to long-lived assets	10,400	36,799	2,809	9,909	546	60,463

2005	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Corporate	Consolidated

Revenues	$275,229	$120,535	$143,160	$111,779	$673	$651,376
Depreciation and Amortization	5,170	9,868	2,819	3,071	179	21,107
Operating earnings	18,917	1,276	7,468	16,796	(9,151)	35,306
Other income, net						375
Interest expense						(7,192)
Income taxes						(7,014)
Minority interest						(6,085)
Net earnings from continuing operations						15,390
Net earnings from discontinued operations						7,817
Net earnings						$23,207
Total assets	$150,080	$100,634	$86,598	$107,063	$12,060	$456,435
Discontinued operations						170,293
						626,728
Total additions to long-lived assets	21,412	77,255	3,684	10,437	357	113,145

2004	Residential Property Management	Commercial Real Estate Services	Integrated Security Services	Property Improvement Services	Corporate	Consolidated

Revenues	$228,790	$-	$122,748	$89,361	$434	$441,333
Depreciation and amortization	4,219	-	1,948	2,270	149	8,586
Operating earnings	15,515	-	6,481	12,669	(7,032)	27,633
Other income, net						1,116
Interest expense						(4,140)
Income taxes						(7,184)
Minority interest						(2,777)
Net earnings from continuing operations						14,648
Net loss from discontinued operations						4,376
Net earnings						$19,024
Total assets	$110,439	$-	$75,198	$102,802	$4,437	$292,876
Discontinued operations						144,677
						437,553
Total additions to long-lived assets	6,566	-	2,953	19,966	340	29,825

Geographic information
Revenues in each geographic segment are reported by customer location. Amounts reported in geographic regions other than the United States and Canada are primarily denominated in Australian and US dollars.

	2006	2005	2004

United States
Revenues	$685,921	$473,027	$81,437
Total long-lived assets	230,811	244,447	204,715

Canada
Revenues	$233,342	$132,998	$359,896
Total long-lived assets	56,037	85,009	68,408

Other
Revenues	$148,871	$45,351	$-
Total long-lived assets	29,147	25,748	-

Consolidated
Revenues	$1,068,134	$651,376	$441,333
Total long-lived assets	$315,995	$355,204	$273,123

20.	Impact of recently issued accounting standards

SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS 123R”) was issued in December 2004. The standard eliminates the ability to account for share-based compensation transactions under APB 25 and requires that share-based compensation transactions, including grants of employee stock options, be accounted for using a fair value based method with the resulting compensation cost recognized over the period that the employee is required to provide service in order to receive the compensation.

The Company adopted the fair value based method of accounting for stock based employee compensation effective April 1, 2003. The Company will adopt SFAS 123R on April 1, 2006 under the modified prospective application. Upon adoption of SFAS 123R, the Company will change its approach to accounting for stock options issued by subsidiaries of the Company to subsidiary employees, where the employees have the ability to elect to receive cash payments upon exercise. Previously, these options were recorded as liabilities at their intrinsic value. Under SFAS 123R, these options are classified as liability-classed awards with the fair value of the option, as determined using generally accepted stock option valuation methods, recorded as liabilities. This change will result in the recognition of a cumulative effect of an accounting policy charge of $1,010 on April 1, 2006.

SFAS No. 154, Accounting for Changes and Error Corrections a replacement of APB Opinion No. 20 and SFAS No. 3 (“SFAS 154”) was issued in May 2005 and is effective for the Company’s fiscal year beginning April 1, 2006. SFAS 154 changes the requirements for the accounting and reporting of a change in accounting principle, and applies to all voluntary changes in accounting principles.

SFAS No. 156, Accounting for Servicing of Financial Assets, an amendment of SFAS No. 140 (“SFAS 156”) was issued in March 2006. The standard amends SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The standard is effective for the Company’s fiscal year beginning April 1, 2007. The Company is currently evaluating the effect of SFAS 156 on the Company’s results of operations and financial condition.

21.	Subsequent event

On May 19, 2006, the Company completed the acquisition of a commercial real estate services business headquartered in Brisbane, Australia for cash consideration of $24,800.